

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2010

BY FAX AND U.S. MAIL

Charlene Grant, Esq.
Assistant Vice President
Law Department
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

Re: Pacific Select Exec Separate Account of Pacific Life Insurance Co.
        Post-Effective Amendment No. 11
        File No. 333-150092

        Pacific Select Exec Separate Account of Pacific Life Insurance Co.
        Post-Effective Amendment No. 9
        File No. 333-152224

Dear Ms. Grant:

By letters dated December 30, 2009, and April 14, 2010, we expressed serious concerns regarding post-effective amendments to the registration statements with the above-referenced file numbers, which were filed by Pacific Life Insurance Company ("Pacific Life"). These amendments added disclosure to the registration statements for certain variable life insurance contracts regarding a new equity-indexed investment option to be made available under the contracts, which Pacific Life intends to offer without registration under the Securities Act of 1933 ("Securities Act").

In these letters, we stated that the post-effective amendments raised significant disclosure issues and that the filings had the potential to mislead investors in the contracts. We noted, among other things, that we were especially concerned by statements regarding the legal status of the equity-indexed investment option.

On April 26, 2010, Pacific Life filed the above-referenced post-effective amendments. We continue to believe that the registration statements, as amended by the most recent post-effective amendments, raise significant disclosure issues and that the filings have the potential to mislead investors in the contracts. In our view, the most recent post-effective amendments still fail to convey the significant uncertainty surrounding Pacific Life's determination that the equity-indexed investment option does not require registration in light of the relevant legal landscape.

We are also concerned that the language of the post-effective amendments, in a registration statement that has been filed with the Commission, will cause investors to infer incorrectly that the Commission or its staff has concurred with Pacific Life's determination that registration of the equity-indexed investment option is not required. To the contrary, the staff has expressed significant reservations about that determination. We believe that Pacific Life should convey the staff's views to investors.

We continue to expect that Pacific Life will address the significant disclosure issues raised by these filings prior to their effectiveness or will withdraw the filings.

Sincerely,

Susan Nash
Associate Director